(d)(3)(ii)

January 1, 2016

Voya Series Fund, Inc.
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Series Fund, Inc. (“VSFI”), on behalf of Voya Mid Cap Value Advantage Fund (the “Fund”), intending to be legally bound hereby, VIL, the adviser to  the Fund agrees that, from January 1, 2016 through October 1, 2016, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	O	R	W
Voya Mid Cap Value Advantage Fund	0.99%	1.74%	1.49%	0.74%	0.99%	1.24%	0.74%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2016 through October 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

This Waiver Letter shall have an initial term with respect to the Fund ending on October 1, 2013.  Thereafter, this Waiver Letter shall automatically renew for one-year terms with respect to the Fund unless it is terminated by the Fund or by VIL upon written notice within 90 days of the end of the current term or upon termination of the Investment Management Agreement.

Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of VSFI.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Series Fund, Inc.